November 6, 2007
Ms. Karen J. Garnett,
   Assistant Director,
      Division of Corporation Finance,
         Securities and Exchange Commission,
            100 F Street, NE,
               Washington, DC 20549-3628.
Re:	Thomas Weisel Partners Group, Inc. Preliminary Proxy Statement on Schedule 14A Registration No. 0-51730 Filed on October 25, 2007
Dear Ms. Garnett:
     On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments set forth in the Staff’s letter, dated November 5, 2007, relating to the Schedule 14A filed by the Company on October 25, 2007 (the “Proxy Statement”).
     For ease of reference, we reproduce below the relevant comments, and include under the comments the Company’s response.
Schedule 14A
1.	In your description on page 28 of the merger consideration to be received by the shareholders of Westwind, you have provided consideration amounts on an aggregate basis. Please revise to disclose the per share consideration amount (including the cash amount and/or number of shares) or, alternatively, provide an example of how the per share consideration will be calculated).
     In response to the Staff’s comment, the Company has revised pages 4, 28 and 39 of the Proxy Statement. Revised and blacklined copies of each of these pages are attached to this letter.

Ms. Karen J. Garnett	-2-
     If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.
Very truly yours,
/s/ Scott D. Miller
Scott D. Miller
cc:	Angela McHale (Securities and Exchange Commission)

Mark P. Fisher (Thomas Weisel Partners Group, Inc.)

William M. Ainley (Davies Ward Phillips & Vineberg LLP)